UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SYNOPSYS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-19807	56-1546236
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

675 Almanor Ave

Sunnyvale, California 94085

(Address of principal executive offices)

Janet Lee

General Counsel and Corporate Secretary

Synopsys, Inc.

675 Almanor Ave

Sunnyvale, California 94085

(650) 584-5000

(Name and telephone number, including area code,

of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Synopsys, Inc. (Synopsys) has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. The report is also publicly available on Synopsys’ website at https://www.synopsys.com/company/corporate-social-responsibility/supply-chain.html.

Unless otherwise stated herein or in the Conflict Minerals Report, any documents, third-party materials or references to websites (including Synopsys’) are not incorporated by reference in, or considered to be a part of, this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – EXHIBITS

Item 3.01 Exhibits

Exhibit Number	Exhibit Title

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYNOPSYS, INC.

Dated: May 28, 2026	By:	/S/ JANET LEE
Janet Lee General Counsel and Corporate Secretary